        October 1, 2019

Via Edgar

Ms. Katherine Bagley

Division of Corporation

Office of Consumer Products

U.S. Securities and Exchange Commission

Re: Global Internet of People, Inc.

Registration Statement on Form F-1

Filed September 13, 2019

File No. 333-233745

Dear Ms. Bagley:

This letter is in response to the letter dated September 20, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Global Internet of People, Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 1”) is being filed to accompany this letter.

Registration Statement on Form F-1 filed September 13, 2019

Use of Proceeds, page 26

1.	Please revise your table to allocate the net proceeds as opposed to the gross proceeds in the offering.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 26 of Amendment No. 1.

Non-controlling interest, page F-28

2.	We note your response to prior comment 4 and revisions to your disclosure. Please tell us why capital contributions from shareholders disclosed in the fifth paragraph on page F-28 do not agree to proceeds from capital contributions disclosed in the consolidated statements of cash flows and credits to additional paid-in capital disclosed in the consolidated statements of changes in shareholders’ equity for the years ended December 31, 2018 and 2017.

Response: In response to the Staff’s comment, the Company revised its disclosure on F-6 of Registration Statement.

The Company also respectfully advises the Staff that:

The non-controlling shareholders made total capital contributions of $127,129 and $37,966 to these four subsidiaries for the fiscal years ended December 31, 2018 and 2017, respectively. The Company made total capital contributions of $277,978 and $38,350 to these four subsidiaries for the fiscal years ended December 31, 2018 and 2017, respectively.

In the consolidated statements of changes in shareholders’ equity on page F-5, the total capital contributions made by the non-controlling shareholders were $127,129 and $37,966 for the years ended December 31, 2018 and 2017, which agrees to the amount disclosure on F-28.

The credits to additional paid-in capital disclosed in the statements of changes in shareholders’ equity for the years ended December 31, 2018 and 2017 were made by the shareholders of the Company to the Company. However, in the fifth paragraph on page F-28, the capital contributions in these four subsidiaries were made by the Company and non-controlling shareholders into these subsidiaries. The capital contributions made by the Company into the four subsidiaries were eliminated upon consolidation. Hence the disclosure on page F-28 does not agree to credits of additional paid-in capital in the statements of changes in shareholders’ equity.

In the consolidated statements of cash flows on page F-6, the total proceeds from capital contributions for the years ended December 31, 2018 and 2017 were $340,647 and $2,358,342, respectively, which included the capital contributions made by the shareholders of the Company to the Company and the capital contributions made by the non-controlling shareholders into the Company’s four subsidiaries. We have divided the total proceeds from capital contributions in the statements of cash flows into (1) capital contributions made by the controlling shareholders, which were $213,518 and $2,320,376 for the years ended December 31 2018 and 2017, respectively, and (2) capital contributions made by the non-controlling shareholders, which were $127,129 and $37,966, respectively, for the years ended December 31 2018 and 2017. The amount of proceeds from capital contributions made by the controlling shareholders in the statements of cash flows agrees to the credits from additional paid-in capital disclosed in the statements of changes in shareholders’ equity; however, it does not agree to the amount of capital contributions made by the Company in the fifth paragraph on page F-28. The amount of proceeds from capital contributions made by the non-controlling shareholders in the statements of cash flows agrees to the amount of capital contributions made by the non-controlling shareholders in the fifth paragraph on page F-28.

Signatures, page II-3

3.	Please revise your registration statement to include signatures of your controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. Refer to instruction 1 of the signature page to Form F-1.

Response: In response to the Staff’s comment, the Company revised its signature pages on page II-3 of Amendment No. 1.

Exhibit Index

Exhibit 5.1, page II-5

4.	We note that there are blank spaces in the legal opinion of Conyers Dill & Pearman, related to the dates of the Certificate of Good Standing and the Resolutions of your directors. Please amend your opinion to include the missing information, or tell us why you believe this is not required.

Response: In response to the Staff’s comment, the Company has refiled the legal opinion of Conyer Dill and Pearman as exhibit 5.1 to the Amendment No. 1.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC